Exhibit 99


RESOLVED, that The Savings and Profit Sharing Fund of Sears
Employees, as amended and restated as of June 30, 1995, be amended in the following particulars as of November 8, 1995:

1. Clause (ii) of subsection C-7(a) of Supplement C shall be amended to read as follows:

   "(ii)a fraction, the numerator of which is the amount of principal and interest paid on that loan for that plan year and the denominator of which is the amount of principal and interest paid or payable on that loan for that plan year and for all future years; provided, however, that with respect to the 1995 plan year there shall be excluded from both the numerator and denominator of such fraction that portion of the interest paid for the period January 1, 1995, through June 30, 1995 ("first half 1995 interest") that is equal to a fraction the numerator of which is the number of released shares attributable to first half 1995 interest (determined under this subsection C-7(a) without regard to this proviso) that are allocable to participants in the Plan who became participants in the Allstate Plan as of June 30, 1995, and the denominator of which is the total number of released shares attributable to first half 1995 interest (determined under this subsection C-7(a) without regard to this proviso)."

2. Subsection C-8(b) of Supplement C shall be amended to read as follows:

"(b)As of each December 31, any Company Shares released from the Suspense Account that are attributable to payments made on ESOP Loans for the plan year ending on that date (including payments made after such December 31 that are designated as payments with respect to the plan year ending on such December 31 pursuant to subsection C-5) and not credited in accordance with paragraph (a) shall be credited to the Supplement C Shares accounts of eligible participants pursuant to subsection 6.5, except to the extent that any such allocations would duplicate advancements credited in accordance with subparagraph 6.5(a)(v)."